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MAR 02 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANYAN TREE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21250 HAWTHORNE BOULEVARD, SUITE 550

(No. and Street)

TORRANCE	CA	90503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Roberts 801-564-0342

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIAN W. ANSON, CPA

(Name – *if individual, state last, first, middle name*)

18401 BURBANK BLVD #120	TARZANA	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Helene Berson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Funding Circle Securities, LLC**, as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Helene Berson (signature)
Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Banyan Tree Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Banyan Tree Securities, LLC as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Banyan Tree Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Banyan Tree Securities, LLC's management. My responsibility is to express an opinion on Banyan Tree Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Banyan Tree Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Banyan Tree Securities, LLC's financial statements. The Supplemental Information is the responsibility of the Banyan Tree Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Banyan Tree Securities, LLC's auditor since 2017.

Tarzana, California

January 9, 2020

BANYAN TREE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

		2019
Assets		
Current Assets		
Cash	$	124,791
Total assets	$	124,791
Liabilities and Members' Equity		
Current liabilities		
Accounts payable	$	0.00
Total current liabilities		0.00
Members' equity		
Members' equity		124,791
Total members' equity		124,791
Total liabilities and members' equity	$	124,791

BANYAN TREE SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:		
Revenue		-
Total revenue	$	-
Expense:		
Advertising and Promotion		-
General office expense		392
Insurance		576
Legal & professional		8,460
Regulatory fee		2,897
Rent Expense		8,700
Tax and license		1,862
Telephone		169
Total expenses		23,056
Income (loss) from operation	$	(23,056)
Net income (loss)	$	(23,056)

BANYAN TREE SECURITIES, LLC
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2019

		2019
Operating activities		
Net income (loss)	$	(23,056)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Accounts Payable		(1,750)
Net cash provided (used) by operating activities		(24,806)
Financing activities		
Additional paid in capital from members		0
Net cash provided (used) by financing activities		0
Decrease in cash		(24,806)
Cash at 1/1/19		149,598
Cash at 12/31/19	$	124,791
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	800

BANYAN TREE SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY
DECEMBER 31, 2019

		Total
Balance, December 31, 2018	$	147,847
Paid-In Capital		-
Net Income (loss)		(23,056)
Balance, December 31, 2019	$	124,791

BANYAN TREE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1 – Organization and Nature of Business

Banyan Tree Securities, LLC ("Banyan Tree") was organized in the State of Delaware in October 2013. Banyan Tree is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), having become a member on March 30, 2017. It is also a member of Securities Investor Protection Corporation ("SIPC"). Banyan Tree has yet to initiate business operations.

Banyan Tree is a subsidiary of Banyan Tree Holdings, LLC ("Parent"), a Delaware limited liability company. For the year ended December 31, 2019, Banyan Tree's operations are maintained via additional paid-in-capital by Parent and Parent plans to continue to fund the operations with additional capital as needed.

Through common ownership, Banyan Tree is affiliated with Banyan Tree Asset Management, LLC ("Affiliate"), a Delaware limited liability company. Affiliate, is an SEC-registered investment adviser.

Note 2 – Significant Accounting Policies

Basis of Presentation – Banyan Tree is approved to conduct the following types of business as a securities broker-dealer:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund underwriter or sponsor
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Underwriter of municipal securities
- Broker or dealer selling interests in mortgages, receivables or other asset-backed securities, and
- Broker or dealer selling interests in unregistered private investment funds
- Operate one office, including the main office.
- Employ up to seven (7) associated persons (registered and unregistered) who have direct contact with customers in the conduct of member's securities sales, trading and investment banking activities, including the immediate supervisors of such persons.

ASC 606 REVENUE RECOGNITION

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. There was no revenue for year ended December 31, 2019.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), Banyan Tree conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, Banyan Tree is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Upon operating, Banyan Tree shall record earned commissions and related clearing expenses on a trade-date basis as securities transactions occur.

Income Taxes – For federal and state Banyan Tree is taxed as a separate entity and not on a consolidated basis as a subsidiary of Parent. Banyan Tree is subject to examinations by U.S. Federal and State tax authorities from 2016 to the present, generally for three years after they are filed.

Note 3 - Fair Value

To the extent applicable, the fair values of all reported assets and liabilities that represent financial instruments approximate carrying values of such accounts, unless otherwise indicated.

Note 4 – Clearing Broker Deposit

Banyan Tree has not yet engaged a broker for clearing and custody services.

Note 5 – Related Party

Under the terms of an expense sharing agreement ("ESA") with Affiliate, Banyan Tree shares office space and certain expenses with Affiliate that are billed monthly and payable quarterly. Banyan Tree has paid $15,081 in 2019.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

Note 6 – Net Capital Requirements

Banyan Tree is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, Banyan Tree had net capital of $124,791 which was $24,791 in excess of its required net capital of $100,000. Banyan Tree's net capital ratio was 0 to 1

Note 7 – Exemption from the SEC Rule 15c3-3

While Banyan Tree has yet to engage a broker for clearing and custody services, when it does it shall do so as an introducing broker-dealer that clearing all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2019 through January 9, 2020, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

BANYAN TREE SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL FOR THE
YEAR ENDED DECEMBER 31, 2019

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total Members' equity from financial condition	$	124,791
Deduction and charges:		
Non-allowable fixed asset		-
Non-allowable other assets		-
Net Capital	$	124,791
Aggregate Indebtedness:		
Accounts payable		0
Total aggregate indebtedness	$	0
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	100,000
Net capital		124,791
Excess net capital	$	24,791
Excess net capital at 1000%	$	24,791
Ratio: Aggregate indebtedness to net capital		0.0000

Reconciliation with Company's Computation:

Members' equity as reported in Company's Part II Focus report (unaudited)	$	124,791

No difference exists between the submitted quarterly FOCUS Part IIA for the period through December 31, 2019, and the net capital computation contained in this audit report.

BANYAN TREE SECURITIES, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

Banyan Tree is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2(ii)

Schedule III
Information Related to Possession or Control
Requirements Under Rule 15c3-3

Banyan Tree is exempt from the Rule 15c3-3 as it relates to possession and Control Requirements under (k)(2)(ii) exemptive provision

ASSERTIONS REGARDING EXEMPTION PROVISIONS

We, as members of the management of Banyan Tree Securities, LLC ("Banyan Tree"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the company hereby makes the following assertions:

<u>Identified Exemption Provision</u>

Banyan Tree claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

<u>Statement Regarding Meeting Exemption Provision</u>

Banyan Tree met the identified exemption provision without exception throughout the period from January 1, 2019 through December 31, 2019.

BANYAN TREE SECURITIES, LLC

Kenneth Naehu

2/1/20
Date

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Banyan Tree Securities, LLC
Torrance, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Banyan Tree Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Banyan Tree Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provisions") and (2) Banyan Tree Securities, LLC, stated that Banyan Tree Securities, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. Banyan Tree Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Banyan Tree Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 9, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2573********************MIXED AADC 220
69463 FINRA DEC
BANYAN TREE SECURITIES LLC
21250 HAWTHORNE BLVD STE 550
TORRANCE, CA 90503-5517

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chris Roberts 415-940-7009

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

_______________ Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $____________

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Banyan Tree Securities, LLC
(Name of Corporation, Partnership or other organization)

Christopher Roberts
(Authorized Signature)

FINOP
(Title)

Dated the 9 day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 0
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0015	$ 0
	(to page 1, line 2.A.)

BANYAN TREE SECURITIES, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17A-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2019